40-33



ROPES & GRAY LLP
ONE INTERNATIONAL PLACE BOSTON, MA 02110-2624 617-951-7000 F 617-951-7050
BOSTON NEW YORK SAN FRANCISCO WASHINGTON, DC

October 6, 2004



04044418

Michael T. Cappucci
(617) 951-7418
mcappucci@ropesgray.com

BY HAND

U.S. Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Columbia Acorn ~~Fund~~ Trust (File No. 811-01829) and the other Columbia funds listed on Exhibit A attached hereto (together with Columbia Acorn Fund, the "Columbia Funds")

Ladies and Gentlemen:

On behalf of the Columbia Funds, and each affiliated person of the Columbia Funds that is a party defendant to the action described in the following complaint, please find enclosed a copy of the following complaint filed pursuant to Section 33 of the Investment Company Act of 1940:

1. Segel v. FleetBoston Financial Corporation, Civil Action No. 04-10567 (MEL), United States District Court for the District of Massachusetts (filed on March 23, 2004). The complaint is a derivative action filed on behalf of the Columbia Funds against Columbia Management Group, Inc. and certain of its affiliates (collectively, "Columbia"), certain current and former employees of Columbia, certain officers of the Columbia Funds, and certain members of the Board of Trustees/Directors of the Columbia Funds, among others.

Please direct any questions or comments relating to the enclosed materials to the undersigned at the above number or Brian D. McCabe, Esq. at (617) 951-7801.

Please acknowledge receipt of this letter and the materials being submitted for filing by stamping the enclosed copy of this letter and returning it to the messenger.

Respectfully submitted,

Michael T. Cappucci

9552714_1

Enclosures

cc: Mark Wentzien, Esq., Columbia Management (w/o encl.)
John M. Loder, Esq. (w/o encl.)
Brian D. McCabe, Esq. (w/o encl.)

Exhibit A

Columbia Acorn Trust, on behalf of the following series:	File No. 811-01829
Columbia Acorn Fund	
Columbia Acorn International	
Columbia Acorn International Select	
Columbia Acorn Select	
Columbia Acorn USA	
Columbia Thermostat Fund	
Columbia Funds Trust I, on behalf of the following series:	File No. 811-02214
Columbia High Yield Opportunity Fund	
Columbia Strategic Income Fund	
Columbia Tax-Managed Aggressive Growth	
Columbia Tax-Managed Growth Fund	
Columbia Tax-Managed Growth Fund II	
Columbia Tax-Managed Value Fund	
Columbia Funds Trust II, on behalf of the following series:	File No. 811-03009
Columbia Money Market Fund	
Columbia Newport Greater China Fund	
Columbia Newport Japan Opportunities Fund	
Columbia Funds Trust III, on behalf of the following series:	File No. 811-00881
Columbia Contrarian Income Fund	
Columbia Corporate Bond Fund	
Columbia Federal Securities Fund	
Columbia Global Equity Fund	
Columbia Intermediate Government Income Fund	
Columbia Liberty Fund	
Columbia Mid Cap Value Fund	
Columbia Quality Plus Bond Fund	
Columbia Funds Trust IV, on behalf of the following series:	File No. 811-02865
Columbia Municipal Money Market Fund	
Columbia Tax-Exempt Fund	
Columbia Tax-Exempt Insured Fund	
Columbia Utilities Fund	
Columbia Funds Trust V, on behalf of the following series:	File No. 811-05030
Columbia California Tax-Exempt Fund	
Columbia Connecticut Intermediate Municipal Bond Fund	
Columbia Connecticut Tax-Exempt Fund	
Columbia Florida Intermediate Municipal Bond Fund	
Columbia Intermediate Tax-Exempt Bond Fund	
Columbia Large Company Index Fund	
Columbia Massachusetts Intermediate Municipal Bond Fund	
Columbia Massachusetts Tax-Exempt Fund	
Columbia New Jersey Intermediate Municipal Bond Fund	
Columbia New York Intermediate Municipal Bond Fund	
Columbia New York Tax-Exempt Fund	
Columbia Pennsylvania Intermediate Municipal Bond Fund	

Columbia Rhode Island Intermediate Municipal Bond Fund	
Columbia Small Company Index Fund	
Columbia U.S. Treasury Index Fund	
Columbia Funds Trust VI, on behalf of the following series:	File No. 811-06529
Columbia Growth & Income Fund	
Columbia Newport Asia Pacific Fund	
Columbia Small Cap Value Fund	
Columbia Funds Trust VII, on behalf of the following series:	File No. 811-06347
Columbia Europe Fund	
Columbia Newport Tiger Fund	
Columbia Funds Trust VIII, on behalf of the following series:	File No. 811-04552
Columbia Income Fund	
Columbia Intermediate Bond Fund	
Columbia Funds Trust IX, on behalf of the following series:	File No. 811-04367
Columbia High Yield Municipal Fund	
Columbia Managed Municipals Fund	
Columbia Funds Trust XI, on behalf of the following series:	File No. 811-04978
Columbia Asset Allocation Fund	
Columbia Disciplined Value Fund	
Columbia Dividend Income Fund	
Columbia European Thematic Equity Fund	
Columbia Global Thematic Equity Fund	
Columbia Growth Stock Fund	
Columbia International Equity Fund	
Columbia Large Cap Core Fund	
Columbia Large Cap Growth Fund	
Columbia Small Cap Fund	
Columbia Small Company Equity Fund	
Columbia Young Investor Fund	
Columbia Balanced Fund, Inc.	File No. 811-06338
Columbia Common Stock Fund, Inc.	File No. 811-06341
Columbia Daily Income Company	File No. 811-02507
Columbia Fixed Income Securities Fund, Inc.	File No. 811-03581
Columbia Floating Rate Advantage Fund	File No. 811-09709
Columbia Floating Rate Fund	File No. 811-08953
Columbia Growth Fund, Inc.	File No. 811-01449
Columbia High Yield Fund, Inc.	File No. 811-07834
Columbia International Stock Fund, Inc.	File No. 811-07024
Columbia Mid Cap Growth Fund, Inc.	File No. 811-04362
Columbia National Municipal Bond Fund, Inc.	File No. 811-07832
Columbia Oregon Municipal Bond Fund, Inc.	File No. 811-03983
Columbia Real Estate Equity Fund, Inc.	File No. 811-08256
Columbia Short Term Bond Fund, Inc.	File No. 811-04842
Columbia Small Cap Growth Fund, Inc.	File No. 811-07671
Columbia Strategic Investor Fund, Inc.	File No. 811-10161
Columbia Technology Fund, Inc.	File No. 811-10159

Affiliated Persons of the Columbia Funds that are Defendants

FleetBoston Financial Corporation
Fleet National Bank
Columbia Management Group, Inc.
Columbia Fund Services, Inc.
Columbia Management Advisors, Inc.
Columbia Wanger Asset Management, L.P.
Columbia Funds Distributor, Inc.
Margaret Eisen
Leo A. Guthart
Jerome Kahn, Jr.
Steven N. Kaplan
David C. Kleinman
Allan B. Muchin
Charles P. McQuaid
Ralph Wanger
John A. Wing

IN THE UNITED STATES DISTRICT COURT FOR THE
DISTRICT OF MASSACHUSETTS

EDWARD I. SEGEL and IRIS SEGEL, derivatively on behalf of the COLUMBIA ACORN FUND, COLUMBIA ACORN TRUST, and the "COLUMBIA FUNDS"[1] Plaintiffs v. FLEETBOSTON FINANCIAL CORPORATION, FLEET NATIONAL BANK, COLUMBIA MANAGEMENT GROUP, INC., COLUMBIA FUND SERVICES, INC., COLUMBIA WANGER ASSET MANAGEMENT, COLUMBIA MANAGEMENT ADVISORS, INC., COLUMBIA FUNDS DISTRIBUTOR, INC., JOHN DOES 1-4, MARGARET EISEN, LEO GUTHART, JEROME KAHN, JR., STEVEN N. KAPLAN, DAVID C. KLEINMAN, ALLAN B. MUCHIN, JOHN A. WING, CHARLES P. MCQUAID, RALPH WANGER, ILYTAT, L.P., RITCHIE CAPITAL MANAGEMENT, INC., EDWARD J. STERN, CANARY CAPITAL PARTNERS LLC, CANARY CAPITAL PARTNERS LTD., CANARY INVESTMENT MANAGEMENT, LLC, DANIEL CALUGAR, SAL GIACALONE, D.R. LOESER, SIGNALERT CORPORATION, ALAN WALDBAUM, and TANDEM FINANCIAL SERVICES Defendants and COLUMBIA ACORN FUND, COLUMBIA ACORN TRUST, and the COLUMBIA FUNDS Nominal defendants	:	CIVIL ACTION 04-10567 MAGISTRATE JUDGE Alexander RECEIPT # 54757 AMOUNT $ 150.00 SUMMONS ISSUED Y LOCAL RULE 4.1 Y WAIVER FORM MCF ISSUED BY DPTY. CLK. CMG DATE 3-23-04

Derivative Complaint

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[1] A list of the "Columbia Funds" is attached to this Derivative Complaint ("Complaint") as Exhibit A.

Plaintiffs Edward I. Segel and Iris Segel, derivatively on behalf of the Columbia Acorn Fund, Columbia Acorn Trust, Inc. (the "Trust"), and each of the Columbia Funds hereby complain against the Defendants as follows:

SUMMARY OF THE ACTION

1. This derivative action seeks to recover damages to the Columbia Acorn Fund, the Columbia Acorn Trust, Inc., and the Columbia Funds caused by a fraudulent scheme entered into by the defendants to enrich themselves at the expense mutual fund shareholders and the funds by permitting favored investors to engage in rapid in and out trades in the Columbia Funds, a practice commonly called "market timing" or "timing."

JURISDICTION AND VENUE

2. This Court has jurisdiction over this action pursuant to Section 44 of the Investment Company Act of 1940 ("Investment Company Act"), 15 U.S.C. § 80a-43; Section 214 of the Investment Advisors Act of 1940, 15 U.S.C. § 806-14; Section 27 of the Securities Exchange Act of 1934 (the "Exchange Act"), 15 U.S.C. § 78aa; and 28 U.S.C. § 1331.

3. This Court also has supplemental jurisdiction, pursuant to 28 U.S.C. § 1367(a), over the state law claims asserted herein, because they arise out of and are part of the same case or controversy as the federal claims alleged.

4. Venue is proper in this judicial district because some or all of the Defendants conduct business in this district, some of the wrongful acts alleged herein took place or originated in this district. Defendants FleetBoston Financial Corporation, Columbia Management Group, Inc., Columbia Fund Services, Inc., Columbia

Management Advisors, Inc., and Columbia Funds Distributor, Inc. are headquartered in this district.

5. In connection with the acts and practices alleged herein, Defendants directly or indirectly used the mails and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications, and the facilities of the national securities markets and national securities exchanges.

PARTIES

Plaintiff

6. Plaintiffs, Edward I. Segel and Iris Segel, residents of Montgomery County, Pennsylvania, purchased shares of the Columbia Acorn Fund beginning in January 2003 and continue to hold such shares.

Columbia Defendants

7. Defendant FleetBoston Financial Corporation ("FleetBoston") is a financial services company and the ultimate parent of defendants bearing the Columbia name. FleetBoston is organized under the laws of Rhode Island and is located at 100 Federal Street, Boston, Massachusetts 02110.

8. Defendant Fleet National Bank ("Fleet Bank") is a wholly owned subsidiary of Defendant FleetBoston and is the direct parent of Defendant Columbia Management Group. Fleet Bank is incorporated in Rhode Island and is headquartered at 111 Westminster Street, Providence, Rhode Island 02993.

9. Defendant Columbia Management Group, Inc. ("CMG") is the asset management arm of FleetBoston, and is among the world's 30 largest asset managers with over $140 billion in assets under management, as of October 31, 2002. CMG's asset

management business is composed primarily of Columbia Management Advisors, Inc. and Columbia Wanger Asset Management. CMG is an Oregon Corporation headquartered at 100 Federal Street, Boston, Massachusetts 02110..

10. Columbia Fund Services, Inc. ("Columbia Services") is the transfer agent for the Columbia Funds. Columbia Services is responsible for identifying market-timing activity in the funds. Columbia Services is located at 100 Federal Street, Boston, Massachusetts 02110.

11. Columbia Funds Distributor Inc. ("Columbia Distributor") is the principal underwriter of the Funds' shares. According to the Columbia Funds website Columbia Distributor is a wholly owned subsidiary of FleetBoston and a part of CMG. Columbia Distributor is compensated based on the amount of assets it causes to be invested in the Columbia Funds. Columbia Distributor is located at One Financial Center, Boston, MA 02111-2621.

12. The Defendants described in paragraphs 7 through 11 are sometimes referred to as the "Columbia Defendants."

Advisor Defendants

13. Defendant Columbia Wanger Asset Management ("WAM") is the advisor to the Columbia Acorn Funds. WAM is a registered investment advisor under the Investment Advisors Act of 1940 and has ultimate responsibility for overseeing the day-to-day operation of the Columbia Acorn Funds. WAM receives advisory fees based on the total assets under management in the funds for which it acts as advisor. WAM is an indirect wholly owned subsidiary of CMG. WAM is headquartered at 227 West Monroe, Suite 3000, Chicago, IL 60606.

14. Columbia Management Advisors Inc. ("Columbia Advisor") is the advisor to all of the Columbia Funds except the Columbia Acorn Funds (the "Non-Acorn Columbia Funds"), which are advised by WAM. Columbia Advisor receives advisory fees based on the total assets under management in the funds for which it acts as advisor. Columbia Advisor is a wholly owned subsidiary of CMG and is located at 100 Federal Street, Boston, Massachusetts 02110.

15. The defendants described in paragraphs 13 and 14 are sometimes referred to as the "Advisor Defendants."

John Does 1-4

16. John Does 1 through 4 were at relevant times officers and employees of Columbia Distributor and negotiated and/or approved the agreements with the Timer Defendants (see paragraph #) as alleged herein.

17. Defendant John Doe number 1 was at relevant times the Senior Vice President of Columbia Distributor.

18. Defendant John Doe number 2 was at relevant times the President of Columbia Distributor.

19. Defendant John Doe number 3 was at relevant times the National Sales Manager of Columbia Distributor.

20. Defendant John Doe number 4 was at relevant times the Managing Director for National Accounts of Columbia Distributor.

21. The Defendants referred to in paragraphs 17 through 20 are sometimes referred to as the "John Doe Defendants."

Trustee Defendants

22. The Trustee Defendants are each members of the Board of Trustees for each of the Acorn Funds. The Trustees have overall management and supervisory responsibility for each of the Acorn Funds and are responsible for protecting the interests of the funds' shareholders. The Trustees also select the officers of the Acorn Funds who are responsible for the day-to-day activities of the funds.

23. The members of the Board of Trustees, who oversee the Columbia Acorn Funds are:

a.) Margaret Eisen

b.) Leo A. Guthart

c.) Jerome Kahn, Jr.

d.) Steven N. Kaplan

e.) David C. Kleinman

f.) Allan B. Muchin

g.) Robert E. Nason

h.) John A. Wing

i.) Charles P. McQuaid

j.) Ralph Wanger

24. The defendants described in paragraph 23 are sometimes referred to as the "Acorn Trustees."

Timer Defendants

25. Defendant Ilytat, L.P. is a San Francisco hedge fund that was engaged in market-timing the Columbia Funds at relevant times. Ilytat L.P. is located at 230 California Street, Suite 700, San Francisco, California, 94111.

26. Defendant Ritchie Capital Management, Inc. is a hedge fund manager that was engaged in market-timing of the Columbia Funds at relevant times. Ritchie Capital Management, Inc. is located at 2100 Enterprise Ave, Geneva, Illinois 60134.

27. Defendant Edward J. Stern is an individual who was engaged in market-timing the Columbia Funds at relevant times through entities he controlled described in paragraph 25 below. Edward J. Stern is a resident of New York County, New York and at all relevant times was the Managing Principal of CCP, CCP Ltd. and CIM described in paragraph 25 below.

28. (a) Defendant Canary Capital Partners, LLC ("CCP"), is a New Jersey limited

liability company with its principal offices in Secaucus, New Jersey. At relevant times, CCP was a hedge fund engaged in late trading and market-timing mutual funds, including the Columbia Funds.

(b) Defendant Canary Capital Partners, Ltd. ("CCP Ltd."), is a Bermuda limited liability company. At relevant times, CCP Ltd. was also a hedge fund engaged in market-timing mutual funds.

(c) Defendant Canary Investment Management, LLC ("CIM"), is a New Jersey limited liability company with its principal offices in Secaucus, New Jersey. At all relevant times, CIM managed the assets of CCP and CCP Ltd. As of July 2003, Canary

Investment Management had received approximately $40 million in Canary management and incentive fees. The size of these fees reflects the phenomenal success Canary enjoyed both in terms of its trading results and the amount of capital it was able to gather in the fund in large part due to the events and circumstances described in this Complaint. CCP, CCP Ltd. and CIM are collectively referred to herein as "Canary" or the "Canary Defendants."

29. Defendant Daniel Calugar is an individual who was engaged in market-timing the Columbia Funds at relevant times. Calugar is the owner and President of Security Brokerage Inc.. The Securities and Exchange Commission ("SEC") charged Calugar and Security Brokerage in December 2003 with securities fraud involving late trading and market timing in mutual funds in exchange for "sticky asset"[2] investments in the hedge funds of the mutual fund companies, including the Franklin Funds.

30. Defendant Sal Giacalone is an individual who was engaged in market-timing the Columbia Funds at relevant times. According to an article published on CNNMoney.com on March 2, 2004 Giacalone is a financial consultant at Smith Barney's Waltham, Massachusetts branch.

31. Defendant D.R.Loeser, a registered investment advisor, was engaged in the business of market-timing the Columbia Funds at relevant times.

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[2] Portfolio managers and advisers like WAM and Columbia Adviser make their profit from fees charged to the funds for financial advice and other services. Such fees are typically a percentage of the assets in the fund, so the more assets in the family of funds, the more money the advisers and managers make. Knowing this, timers frequently offer the fund advisor static, non-trading assets in exchange for the right to time. These static assets are called "sticky assets."

32. Defendant Signalert Corporation, a registered investment advisor, was engaged in market-timing the Columbia Funds at relevant times. Signalert Corporation is located at 150 Great Neck Road, Suite 301, Great Neck, New York 11021.

33. Defendant Alan Waldbaum is an individual who was engaged in the market-timing the Columbia Funds at relevant times.

34. Defendant Tandem Financial Services, Inc., an investment advisor, was engaged in market-timing the Columbia Funds at relevant times. Tandem Financial Services, Inc. is located at 6600 Decarie Blvd., Suite 200, Montreal, Quebec H3X 2K4.

35. The defendants described in paragraphs 25 through 34 are sometimes referred to as the "Timer Defendants."

36. The defendants described in paragraphs 7 through 34 are sometimes collectively referred to as the "Defendants."

Nominal Defendants

37. Nominal Defendant Columbia Acorn Fund is a mutual fund that invests primarily in common stocks of small and medium-sized companies. Up to 33% of the fund's assets may be invested in foreign markets. Columbia Acorn Fund is organized as a series of shares of the Nominal Defendant Columbia Acorn Trust (see paragraph 35) and is advised and managed by Defendant WAM.

38. Nominal Defendant Columbia Acorn Trust is a Massachusetts Business Trust organized in 1992 as successor to The Acorn Fund, Inc., which became the Columbia Acorn Fund series of the Trust. Six mutual funds currently comprise the Columbia Acorn Trust: Columbia Acorn Fund, Columbia Acorn International, Columbia Acorn USA, Columbia Acorn Select, Columbia Acorn International Select, and the

Columbia Thermostat Fund. Each Fund is a series of the Trust, and each Fund is an open-end, management investment company. Shares of each Fund and any other series of the Trust that may be in existence from time to time generally vote together except when required by law to vote separately by Fund or by class.

39. Nominal Defendants the Columbia Funds are mutual funds managed by subsidiaries of FleetBoston and are listed on Exhibit A. As of December 31, 2003, there were 132 Columbia Funds, each one an open-end management investment company.

FACTUAL BACKGROUND

Market Timing

40. Like all other mutual funds, the Columbia Funds' shares are valued once a day, at 4:00 p.m. Eastern Time, following the close of the financial markets in New York. The price, known as the Net Asset Value ("NAV"), reflects the closing prices of the securities that comprise a particular fund's portfolio plus the value of any uninvested cash that the fund manager maintains for the fund. Thus, although the shares of a mutual fund are bought and sold all day long, the price at which the shares trade does not change during the course of the day. Orders placed any time up to 4:00 p.m. are priced at that day's NAV, and orders placed after 4:01 p.m. are priced at the next day's NAV. This practice, to price orders at the next day's NAV, is known as "forward pricing" and has been required by law since 1968.

41. Late Trading. Because of forward pricing, mutual funds are susceptible to a manipulative practice known as "late trading." Late trading is the unlawful practice of allowing some investors to purchase mutual fund shares **after** 4:00 p.m. at that day's NAV, even though such after-hours trades should be priced at the next day's NAV. Late

traders seek to take advantage of events that occur after the close of trading on any given day, while purchasing shares of mutual funds at prices that do not reflect those events. "Late trading can be analogized to betting today on yesterday's horse races."[3] The late trader's arbitrage profit comes dollar-for-dollar out of the mutual fund that the late trader buys. When the late trader redeems his shares and claims his profit, *the mutual fund manager has to either sell stock, or use cash on hand -- stock and cash that used to belong in the shareholder and the fund* -- to give the late trader his gain. The late trader's profit is revenue withheld from the shareholders and the mutual fund. The forward pricing rule was enacted precisely to prevent this kind of abuse. *See* 17 C.F.R. §270.22c-1(a).

42. Timing. Another manipulative practice used by Defendants to exploit mutual fund pricing is known as "timing," which involves short-term "in-and-out" trading of mutual fund shares. One timing scheme is *"time zone arbitrage,"* which takes advantage of the fact that some funds use "stale" prices to calculate NAV. These prices are "stale" because they do not necessarily reflect the "fair value" of such securities as of the time the NAV is calculated. A typical example is a U.S. mutual fund that invests in Japanese companies. Because of the time zone difference, the Japanese market closes at 2:00 a.m. New York time. When the NAV is calculated at 4:00 p.m. in New York, it is based upon market information that is fourteen hours old. If there have been positive market moves during the New York trading day that will cause the Japanese market to rise when it opens later, the stale Japanese prices will not reflect the price change and the fund's NAV will be artificially low. A trader who buys the Japanese fund at the "stale"

[3] *State of New York v. Canary Capital Partners et al.*, Supr. Ct. of N.Y., ¶ 10 ("NYAG Complaint").

price is virtually assured of a profit that can be realized the next day by selling. By "timing" the fund, an investor seeks to earn repeated profits in a single mutual fund.

43. Another market timing scheme is *"liquidity arbitrage."* Under this scheme, a trader seeks to take advantage of stale prices in certain infrequently traded investments, such as high-yield bonds or the stock of small capitalization companies. The fact that such securities may not have traded for hours before the 4:00 p.m. closing time can render the fund's NAV stale, and thus open it to being timed.

44. The device of market timing is inconsistent with and inimical to the purpose for mutual funds as long-term investments. Mutual funds are designed for buy-and-hold investors, and are therefore the preferred investment instruments for many retirement and savings accounts. Nonetheless, certain investors attempt to make quick in-and-out trades in order to exploit the inefficiency of mutual fund pricing. The effect of market timing is to artificially increase the frequency of transactions in a mutual fund, and consequently *increase the fund's transaction costs* substantially above what would be incurred if only buy-and-hold investors were trading in the fund's shares. *The increased transaction costs, as well as additional capital gains taxes, reduces the assets of the fund and in turn its NAV.*

45. Market timing also disrupts the trading program of the funds' managers forcing ill-timed redemption and depleting cash in the fund.

46. Continued *successful* timing requires the complicity of a funds' management, which the Timer Defendants received.

47. Timers also frequently pursue a strategy of trading through third parties, *i.e.*, brokers or other intermediaries who process large numbers of mutual fund trades

every day through omnibus accounts where trades are submitted to mutual fund companies en masse. This way, timers hope their activity will be lost amid the other trades in the omnibus account. This is called *"timing under the radar."*

48. Because of the harm timing can cause, honest fund managers often seek to minimize the disruptive impact of timers by keeping cash on hand to pay out the timers' profits without having to sell stock. However, such efforts by honest fund managers to counter the ill effects of market timing on their funds does not eliminate the harm, it only reduces it. Indeed, one recent study estimated that U.S. mutual funds lose $4 billion per year to timers. See Eric Zitzewitz, Who Cares About Shareholders? Arbitrage-Proofing Mutual Funds (October 2002) 35, http://faculty-gsb.stanford.edu/zitzewitz/Reseach/arbitrage1002.pdf.

49. Insider Timing. "Timing" is not a quick-buck device limited to third parties like Calugar who act either alone or in complicity with fund managers. Fund insiders, like portfolio managers, are sometimes unable to resist the opportunity for quick profits at the expense of the funds offered by timing opportunities. At least one Columbia Fund manager succumbed to this temptation and timed his or her own 401(k) retirement accounts, according to a FleetBoston's web site.

SUBSTANTIVE ALLEGATIONS

PROSPECTUS DISCLOSURES

50. The Columbia Funds, like most mutual funds, have internal policies concerning market timing.

51. For example, the prospectuses filed February 26, 1999 for each of the funds within the Columbia Acorn Trust state, in relevant part:

> THE ACORN FUNDS DO NOT PERMIT MARKET-TIMING and have adopted policies to discourage this practice.
>
> Generally, you will be permitted to make up to 4 round trip exchanges per year (a round trip is an exchange out of one fund into another fund, and then back again).
>
> YOU MAY ONLY EXCHANGE BETWEEN ACCOUNTS THAT ARE REGISTERED IN THE SAME NAME, ADDRESS, AND TAXPAYER IDENTIFICATION NUMBER.
>
> ...
>
> Acorn may temporarily or permanently terminate the exchange plan privilege of any investor who makes excessive use of the plan. Excessive trading can hurt fund performance and shareholders.
>
> Acorn may refuse exchange purchases by any person or group, if Acorn believes the purchase will be harmful to existing shareholders.

(emphasis in original).

52. Later prospectuses for the each of the funds within the Columbia Acorn Trust (Funds) filed with the SEC on April 30, 2003 state:

> **The Fund does not permit short-term or excessive trading in its shares.** Excessive purchases, redemptions or exchanges of Fund shares disrupt portfolio management and increase Fund expenses. In order to promote the best interests of shareholders, **the Fund (and any other funds distributed by Liberty Funds Distributor, Inc.) reserves the right to reject any purchase order or exchange request, particularly from market timers or investors who, in the adviser's opinion, have a pattern of short-term or excessive trading or whose trading has been or may be disruptive.**

(emphasis added).

53. The prospectuses for the Columbia Acorn International and Columbia Acorn Foreign Forty Funds, both series of shares within the Columbia Acorn Trust, in addition to the disclosure quoted in paragraph 47, state:

> **In addition, if you redeem or exchange shares of the Fund that you have owned 60 days or less, the Fund will charge you a redemption fee**

> **of 2% of the redemption proceeds.** The Fund will use the "first-in" "first-out" method to determine when shares were purchased. Shares purchased prior to February 10, 2003 will not be subject to the redemption fee. **The redemption fee will be deducted from your redemption proceeds and retained by the Fund to help cover transaction and tax costs that long-term investors may bear when the Fund realizes capital gains as a result of selling securities to meet investor redemptions.** The redemption fee is not imposed on redemptions or shares purchased through reinvestment of dividends and distributions, or exchanges of shares for Class Z shares of a fund distributed by Liberty Funds Distributor, Inc. that has a redemption fee. The Fund may waive the 2% redemption fee for 401(k) plans that are in the process of liquidating their Fund investments.

(emphasis added).

54. Contrary to these stated policies the Columbia Defendants and the John Doe Defendants knowingly permitted and actively facilitated the Timer Defendants' market timing to the detriment of the Columbia Funds and their shareholders.

55. The Timer Defendants perpetrated this manipulative scheme on the Columbia Funds, from at least 1998 to 2003, directly or with the complicity of the Columbia Defendants and the John Doe Defendants. The schemes violated the said defendants' fiduciary duties to the Columbia Funds and the securities laws, but gained the defendants substantial fees and other income for themselves and their affiliates.

56. On January 15, 2004 FleetBoston issued a press release reporting that Columbia Management Advisors, Inc. and Columbia Funds Distributor, Inc. had received "Wells" notices from the Securities and Exchange Commission ("SEC") indicating that the SEC intended to commence an enforcement action relating to improper market timing in Columbia Funds. The press release stated, in relevant part:

> In a separate development, FleetBoston said that earlier this month two of its subsidiaries, **Columbia Management Advisors, Inc., and Columbia Funds Distributor, Inc., received "Wells" notices stating that the SEC Regional Office staff in Boston had made a preliminary determination**

to recommend that enforcement action be brought against them, alleging that certain fund prospectuses did not accurately disclose, in violation of fiduciary duties, certain trading activity in fund shares. We believe that the allegations relate to a limited number of trading arrangements occurring in the period 1998-2003. The majority of trades made pursuant to these arrangements were made by three entities and occurred in one international and two domestic funds. None of these arrangements is in existence today. The subsidiaries intend to engage in discussions with the SEC in an effort to reach a satisfactory resolution of these matters.

(emphasis added).

AGREEMENTS WITH MARKET-TIMERS

57. Beginning in 1998 and continuing through 2003, Columbia Distributor entered into at least nine arrangements with investment advisors, hedge funds, brokers and individuals allowing them to market-time various Columbia Funds in exchange for "sticky asset" investments in other investment vehicles of Columbia affiliates.

Ilytat, L.P.

58. Between April 2000 and October 2002 Defendant Ilytat, L.P. ("Ilytat") made nearly 350 round trip trades in seven International Columbia Funds. A significant number of these trades were made pursuant to an agreement Ilytat made with Columbia Distributor, with the approval of Columbia Advisor and the Portfolio Manager of the Newport Tiger Fund, to market time the Newport Tiger Fund.

59. Under the agreement, Ilytat a greed to place $20 million in the Newport Tiger Fund, with two-thirds of that amount remaining static and one third to be actively traded in and out.

60. In 2000, Ilytat made $133 million in purchases or exchanges and redeemed $104 million in the Newport Tiger Fund. During the first 5 months of 2001,

Ilytat's purchases in the Newport Tiger Fund accounted for $72 million of the total purchases of $204 million in that fund.

61. Defendant John Doe 2 (President of Columbia Distributor), knew about Ilytat's market timing in the Newport Tiger Fund, but allowed it to continue. The Portfolio Manager for the Newport Tiger Fund repeatedly wrote to John Doe 2 expressing concern about the harm that Ilytat's activity was having on the fund and its investors. Despite the manager's efforts, by June 2000 Ilytat was making weekly round trips of $7 million.

62. Ilytat made 73 round trips in the Columbia Acorn International Fund between September 1998 and October 2003. At the peak of its market timing in the Acorn International Funds, Ilytat made at least 40 round trips in the fund

Ritchie Capital Management, Inc.

63. Between January 2000 and September 2002 Defendant Ritchie Capital Management, Inc. ("Ritchie") made over 250 round trips in the Newport Tiger Fund.

64. In 2001 Columbia Distributor negotiated with Ritchie to allow 12 round trips in the Newport Tiger Fund. At the end of 2001, Defendant John Doe 1, the Senior Vice President of Columbia Distributor, met with and sought from Ritchie principals a "sticky asset" investment in a fixed income fund in exchange for continued timing of the Newport Tiger Fund. At the time, Ritchie's $52 million investment in the Newport Tiger Fund constituted nearly 10% of that fund's $525 million in assets.

65. In 2002, Columbia Distributor, with the assistance and consent of the Portfolio Manager for the Columbia Growth Stock Fund, agreed to permit Ritchie to market-time 10% of a $200 million investment in that fund with no limit on the number

of round trips. Ritchie made at least five round trips within two months in amounts up to $7 million.

66. In 2003, Ritchie made another agreement, with the permission of both Defendant John Doe 1, the President of Columbia Distributor, and the Portfolio Manager of the Growth Stock Fund, in which he would place $20 million in the Growth Stock Fund, make unlimited round trips with up to $2 million, and place another $10 million in the Columbia Short Term Bond Fund as a sticky asset.

67. Between June 2002 and September 2003, Ritchie made approximately 18 round trips in the Growth Stock Fund.

Edward J. Stern

68. During late 2002 and early 2003, Defendant Edward J. Stern ("Stern") negotiated with Columbia Distributor through two intermediaries to market time the Columbia Growth & Income Fund, Columbia Select value Fund, and the Growth Stock Fund. In early 2003, Epic Advisors, on behalf of Stern's Canary Investment Management firm, entered an agreement with Columbia Distributor, with the approval of Defendant John Doe 3, Columbia Distributor's National Sales Manager, permitting Stern to make up to 3 round trips per month using his entire investment of $37 million in those three funds.

69. During the same time period, Stern also placed $5 million in the Columbia High Yield Fund with permission to make one round trip per month from Columbia Distributor and with the approval of the Portfolio Manager for that fund. Between November 2002 and July 2003 Stern made seven round trips in that fund averaging $2.5 million each time.

Daniel Calugar

70. Beginning about April 1999, Defendant Daniel Calugar ("Calugar") reached an agreement with Columbia Distributor allowing him to make one round trip per month using up to $50 million in either the Growth Stock Fund or the Columbia Young Investor Fund, which was a fund targeting children with a goal toward educating young investors. Defendants Joe Doe 4 (the Managing Director of National Accounts for Columbia Distributor), and John Doe 1 (Senior Vice President of Columbia Distributor), as well as the Portfolio Manager for the Growth Stock Fund, approved the arrangement.

71. In fact, Calugar averaged more than one round trip per day in the Columbia Funds. Calugar made over 200 round trips in the Young Investor Fund in 2000 trading up to $2.3 million at a time. He also made at least 13 round trips in the Stein Roe International Fund.

72. Calugar made nearly 70 round trips in the Growth Stock Fund of up to $4 million at a time between January 2000 and February 2001. He also made approximately 20 round trips in the Newport International Equity Fund during 2000 in amounts up to $6.6 million.

Sal Giacalone

73. Defendant Sal Giacalone ("Giacalone") entered an agreement with Columbia Distributor, with the approval of its President, Defendant John Doe 2, to place $5 million in sticky assets in the Columbia Acorn Funds in exchange for the right to make up to four round trips per month up to $15 million each in the Newport Tiger Fund.

74. Giacalone made 43 round trips in the Newport Tiger Fund between November 2000 and April 2001.

D.R. Loeser

75. Defendant D.R Loeser ("Loeser") entered an agreement with Columbia Distributor, which was approved by Defendant John Doe 1 (Columbia Distributor's Senior Vice President), the Portfolio Manager of the Growth Stock Fund, and the President of the Stein-Roe fund complex, allowing Loeser to make five $8 million round trips per month in the Growth Stock Fund.

76. Between January and May 2000 Loeser made approximately 20 round trips in the Growth Stock Fund and 20 round trips in the Young Investor Fund.

Signalert Corporation

77. Defendant Signalert Corporation ("Signalert") entered an agreement with Columbia Distributor in 1999 that allowed Singalert to make 10 round trips annually up to $7.5 million in both the Growth Stock Fund and the Young Investor Fund. In exchange, Signalert was to place $5 million in each of six other funds trading only once a quarter.

78. In late 1999 senior management of Columbia Distributor pushed to increase the size of Signalert's investments. Signalert agreed to place additional sticky assets in a money market fund in exchange for permission to make 12 round trips per year in the Growth Stock Fund and Young Investor Fund. The Growth Stock Fund Portfolio Manager and the Young Investor Portfolio Manager both approved the agreement.

79. Between 2000 and 2001 Signalert made more than 50 round trips in the Growth Stock Fund and more than 50 round trips in the Young Investor Fund. Between February and August 2001 Signalert made 20 rounds trips in the Young Investor Fund. Between February and December 2001 Signalert made 20 round trips in the growth Stock Fund.

80. Signalert also market-timed the Acorn Fund, Galaxy Equity Value Fund, Galaxy Growth & Income Fund, and Stein-Roe Income Fund, making at least 15 round trips in the Acorn Fund between March 2001 and February 2003, 8 round trips in the Stein Roe Income Fund in November 2001, 23 round trips in the Galaxy Equity Fund, and 25 round trips in the Galaxy Growth & Income Fund between February 2001 and January 2002.

Alan Waldbaum

81. Defendant Alan Waldbaum ("Waldbaum") entered into an agreement with Columbia Distributor under which he was permitted to make 10 round trips per year in the Columbia Tax Exempt Fund, a municipal bond fund, if he moved less than $5 million at a time and always kept at least $2 million in the fund. The Portfolio Manager for the fund approved the agreement.

82. Waldbaum made 10 round trips between November 2002 and October 2003.

Tandem Financial Services, Inc.

83. Defendant Tandem Financial Services, Inc. ("Tandem") entered an agreement with Columbia Distributor, with the approval of Defendant John Doe 1

(Columbia Distributor's Senior Vice President), permitting Tandem to make an unlimited number of trades in one or more of the Columbia Funds.

84. Tandem made over 100 round trips in the Columbia Tax Exempt Fund between February 2000 and September 2003.

COLUMBIA DISTRIBUTOR ACTIVELY OBSTRUCTED EFFORTS TO PREVENT TIMING

85. Columbia Distributor's executives and employees prevented others from interfering with the Timer Defendants' market timing activities:

a) In March 2001, John Doe 1, Columbia Distributor's Senior Vice President, caused a Columbia Services manager responsible for market timing to telephone a portfolio assistant for the Acorn International Fund and tell her that it was "inappropriate" for her to take any direct action to stop Ilytat from market timing.

b) Columbia Services then put Ilytat on a list of "Authorized Accounts for Frequent Trading" against which no action was to be taken.

c) Defendant John Doe 1 also intervened when the Portfolio Manager for the Acorn International Fund complained about and tried to stop Ilytat's market timing.

d) In 2002, Defendant John Doe 4, Columbia Distributor's Managing Director for National Accounts, intervened to reverse a stop placed Ilytat's trading by Columbia Services.

e) In 2003, a Columbia Distributor's sales manager intervened when Columbia Services tried to stop Tandem from market-timing the Tax Exempt Fund. Tandem was allowed to continue timing through October 2003.

COLUMBIA DISTRIBUTOR, WAM, AND COLUMBIA ADVISOR DIRECTLY BENEFITTED FROM MARKET-TIMING

86. Because WAM and Columbia Advisor receive advisory fees based on total assets under management in the Columbia Acorn Funds and the Non-Acorn Columbia Funds, respectively, it served their interests to obtain the largest possible investment in a fund. Therefore, both WAM and Columbia Advisor benefited directly from the market-timing agreements with the Timer Defendants.

87. Columbia Distributor received revenue and its executives were compensated based on the total amount of assets they caused to be invested in the funds. As a result, Columbia Distributors directly benefited from placing timer money in the funds.

SUPERVISORY RESPONSIBILITY

88. Columbia Distributor is responsible for and has power to supervise the activities of the John Doe defendants by virtue of its position as the employer of those defendants.

89. The Acorn Trustees have supervisory responsibility for the Columbia Acorn Funds, including responsibility for supervising the activities of Columbia Distributor, Columbia Fund Services, and WAM.

90. CMG, by virtue of its position as controlling parent of the Advisor Defendants, Columbia Distributor, and Columbia Services, is responsible for and has power to supervise those entities.

91. Fleet Bank by virtue of its position as controlling parent of CMG is responsible for and has power to supervise CMG, the Advisor Defendants, Columbia Distributor, and Columbia Services.

92. FleetBoston, by virtue of its position as the ultimate parent of the Columbia Defendants, has ultimate responsibility and power to supervise the Columbia Defendants.

DAMAGES

93. The events described in this Complaint have had and will have a series of deleterious effects on the Columbia Funds, including but not limited to loss of confidence of the investing public in the integrity and management of the Columbia Funds, resulting in outflow from the Columbia Funds causing the Columbia Funds' NAV to decline and the market value of the Funds to decline.

94. As a result of Defendants' misconduct, the Columbia Funds are exposed to significant regulatory scrutiny and to suit by investors for losses, at a minimum, causing the Columbia Funds to incur unnecessary direct and indirect investigatory, litigation and administrative costs, and potentially resulting in awards, judgments or settlements against the Columbia Funds. The SEC brought an enforcement action against Columbia Distributor and Columbia Advisor on February 24, 2004 relating to the market-timing conduct described in this complaint. The New York Attorney General initiated a similar action on the same day.

DEMAND EXCUSED ALLEGATIONS

95. The Plaintiff has not made demand upon the Acorn Trustees to bring an action against the Defendants, and other culpable parties to remedy such wrongdoing alleged in this Complaint because:

(a) Demand is excused because no such demand is required for the Plaintiff to assert a federal claim under Section 36(b) of the Investment Company

Act, 15 U.S.C. § 80a-35(b), for breach of fiduciary duty in connection with the compensation and other payments paid to the Defendants.

(b) Demand is also excused because the unlawful acts and practices alleged herein are not subject to the protection of any business judgment rule and could not be ratified, approved, or condoned by disinterested and informed trustees under any circumstances.

(c) Demand is also excused because the unlawful acts and practices alleged herein involve self-dealing on the part of the Defendants, who manage and control the day-to-day affairs of the Columbia Funds.

(d) Demand upon the Trustee Defendants, who are Trustees of the Columbia Acorn Fund Trust, is also excused because the Trustees of the Columbia Acorn Trust were retained by management of CMG, and thus owe their positions as well as their loyalties to them and lack sufficient independence to exercise business judgment.

(e) Finally, demand is excused because such demand would be futile. The unlawful acts and practices alleged herein have been the subject of an intense investigation by the Securities and Exchange Commission and New York Attorney General Eliot Spitzer culminating in a two civil complaints filed February 24, 2004. Consequently, the Acorn Trustees and each of them already have been fully informed of the wrongdoing alleged herein and have failed and refused to take appropriate action to recover damages for the Columbia Funds. No shareholder demand could or would prompt the Trustees to take action if the SEC's and Attorney General Spitzer's investigations and complaints did not.

COUNT I

VIOLATION OF SECTION 36(a) OF THE INVESTMENT COMPANY ACT AND FOR CONTROL PERSONAL LIABILITY UNDER THE INVESTMENT COMPANY ACT

(Against the Columbia Defendants [Except Columbia Fund Services], the Advisor Defendants, the John Doe Defendants, and the Acorn Trustees)

96. Plaintiff incorporates by reference all paragraphs above.

97. The Columbia Funds and each of them are registered investment companies.

98. WAM and Columbia Advisor are investment advisors under Section 36(a) as that term is defined in Section 2 of the ICA.

99. Columbia Distributor and John Does 1-4 act as the principal underwriter for the Columbia Funds under Section 36(a) as defined in Section 2 of the ICA.

100. The Acorn Trustees are directors pursuant to Section 36(a) as that term is defined in Section 2 of the ICA.

101. FleetBoston, Fleet Bank, and CMG by virtue of their ownership and position and responsibilities for managing and directing the activities of Columbia Distributor, WAM, Columbia Advisor, and John Does 1-4, are controlling persons pursuant to Section 48 of the Investment Company Act of 1940 ("ICA").

102. Pursuant to Section 36(a) of the ICA, 15 U.S.C. §80a-35(a), FleetBoston, Fleet Bank, WAM, Columbia Advisor, Columbia Distributor, John Does 1-4, and the Acorn Trustees owe to the Columbia Funds and their shareholders the fiduciary duties of loyalty, candor and due care.

103. Each of FleetBoston, Fleet Bank, WAM, Columbia Advisor, Columbia Distributor, John Does 1-4, and the Acorn Trustees owe to the Columbia Funds pursuant

to Section 36(a), breached his/her or its fiduciary duty to the Columbia Funds by the acts alleged in this complaint.

104. As a direct and proximate result of the wrongful conduct by FleetBoston, Fleet Bank, WAM, Columbia Advisor, Columbia Distributor, John Does 1-4, and the Acorn Trustees, the assets and value (including the NAV) of the Columbia Funds have been reduced and diminished and the corporate assets of the Columbia Funds have been wasted and they are liable.

COUNT II
VIOLATION OF SECTION 36(b) OF THE INVESTMENT COMPANY ACT
(Against the Columbia Defendants, the Advisor Defendants, and the John Doe Defendants)

105. Plaintiff incorporates by reference all paragraphs above.

106. The Columbia Funds and each of them are registered investment companies.

107. WAM and Columbia Advisor are each investment advisors for the Columbia Funds as that term is defined in Section 2 of the ICA.

108. The Columbia Defendants and the John Doe Defendants are affiliated persons of WAM and Columbia Advisor under Section 36(b) as that term is defined in Section 2 of the ICA.

109. Pursuant to Section 36(b) of the Investment Company Act, 15 U.S.C. § 80a-35(b), the investment advisor of a mutual fund owes to the mutual fund and its shareholders a fiduciary duty with respect to its receipt of compensation for services or payments of any material nature, paid by the mutual fund or its shareholders to such investment advisor or any affiliated person.

110. Pursuant to Section 36(b) of the Investment Company Act, 15 U.S.C. § 80a-35(b), mutual fund shareholder may bring a civil action against an investment advisor or any affiliated person who has breached his or its fiduciary duty concerning such compensation or other payments.

111. As alleged above in this Complaint, the Advisor Defendants, the Columbia Defendants, and the John Doe Defendants breached his or its fiduciary duty with respect to the receipt of compensation or other payments from the Columbia Funds or their shareholders.

112. By virtue of the foregoing, the Advisor Defendants, the Columbia Defendants, and the John Doe Defendants have violated Sections 36(a) and 36(b) of the Investment Company Act, 15 U.S.C. § 80a-35.

113. As a direct and proximate result of the wrongful conduct of the Advisor Defendants, the Columbia Defendants, and the John Doe Defendants, the assets and value (including the NAV) of the Columbia Funds have been reduced and diminished and the corporate assets of the Columbia Funds have been wasted and the said defendants are liable.

COUNT III
VIOLATION OF SECTION 206 OF THE INVESTMENT ADVISORS ACT OF 1940
(Against the Advisor Defendants)

114. Plaintiff incorporates by reference all paragraphs above.

115. This Count II is based on Section 215 of the Investment Advisors Act of 1940, 15 U.S.C. § 8b-15 ("IAA").

116. WAM was the investment advisor to the Acorn Funds pursuant to the IAA and as such was a fiduciary under the IAA and held to the standards of behavior defined in Section 206 of the IAA.

117. Columbia Advisor was the investment advisor to the Non-Acorn Columbia Funds pursuant to the IAA and as such was a fiduciary under the IAA and held to the standards of behavior defined in Section 206 of the IAA.

118. WAM breached its fiduciary duties to the Acorn Funds by engaging in the acts described in this Complaint which were acts, practices and courses of business that were knowingly, deliberately and recklessly fraudulent, deceptive and manipulative and a breach of the fiduciary duties defined in Section 206 of the IAA.

119. Columbia Advisor breached its fiduciary duties to the Non-Acorn Columbia Funds by engaging in the acts described in this Complaint which were acts, practices and courses of business that were knowingly, deliberately and recklessly fraudulent, deceptive and manipulative and a breach of the fiduciary duties defined in Section 206 of the IAA.

120. WAM is liable to the Acorn Funds and their shareholders as a direct participant in the wrongs alleged in this Count III. WAM has and had authority and control over the Acorn Funds and their operations including the ability to control the manipulative and illegal acts described in this Complaint.

121. Columbia Advisor is liable to the Non-Acorn Columbia Funds and their shareholders as a direct participant in the wrongs alleged in this Count III. Columbia Advisor has and had authority and control over the Non-Acorn Columbia Funds and their

operations including the ability to control the manipulative and illegal acts described in this Complaint.

122. As a direct and proximate result of said defendants' wrongful conduct as alleged in this Complaint, the assets and value (including NAV) of the Columbia Funds have been reduced and diminished and the corporate assets of the Columbia Funds have been wasted and WAM and Columbia Advisor have collected illegal profits and fees.

COUNT IV
VIOLATION OF SECTION 10(b) OF THE EXCHANGE ACT AND RULE 10b-5
(Against the Advisor Defendants and the Timer Defendants)

123. Plaintiff incorporates by reference all paragraphs above.

124. WAM, Columbia Advisor and the Timer Defendants directly engaged in a common plan, scheme and unlawful course of conduct, pursuant to which they knowingly or recklessly engaged in acts, transactions, practices and courses of business and manipulative devices, which operated as a fraud and deceit on the Columbia Funds. The purpose and effect of the scheme, plan, and unlawful course of conduct was, among other things, to deceive and harm the plaintiff and cause the Columbia Funds to sell securities at artificially deflated values as described in the Complaint.

125. The Columbia Funds have suffered damages as a result of the wrongs herein alleged in an amount to be proved at trial.

126. By reason of the foregoing, said defendants have violated Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder and are liable to the Columbia Funds for damages which they suffered in connection with the purchase or sale of securities in those funds.

COUNT V
VIOLATION OF SECTION 20(a) OF THE EXCHANGE ACT
(Against the Columbia Defendants, the John Doe Defendants, and the Acorn Trustees)

127. Plaintiff incorporates by reference all paragraphs above.

128. The Columbia Defendants, the John Doe Defendants, and the Acorn Trustees each acted as a controlling person of WAM and Columbia Advisor within the meaning of Section 20(a) of the Exchange Act as alleged herein. By virtue of their active participation in and knowledge of WAM's and Columbia Advisor's day-to-day operations, the said Defendants had the power to influence and control and did influence and control, directly or indirectly, the decision-making of the WAM and Columbia Advisor and the Columbia Funds. These Defendants had unlimited access to records of transactions and had the ability to prevent the Columbia Funds from engaging in the schemes and artifices to defraud complained of in this Complaint.

129. The Columbia Defendants, the John Doe Defendants, and the Acorn Trustees had direct and supervisory involvement over the day-to-day operations of WAM, Columbia Advisor, and the Columbia Funds and, therefore, are presumed to have had and did have the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same.

130. By virtue of their position as controlling persons the Columbia Defendants, the John Doe Defendants, and the Acorn Trustees are liable pursuant to Section 20(a) of the Exchange Act.

131. The Acorn Trustees' conduct constituted willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.

132. As a direct and proximate result of their wrongful conduct, the Columbia Funds suffered damages in connection with the acts and practices alleged in this Complaint.

COUNT VI
COMMON LAW BREACH OF FIDUCIARY DUTY
(Against the Columbia Defendants, the John Doe Defendants, and the Advisor Defendants)

133. Plaintiff incorporates by reference all paragraphs above.

134. The Columbia Defendants, the John Doe Defendants, and the Advisor Defendants and each of them owed to the Columbia Funds and their shareholders the duty to exercise due care and diligence, honesty and loyalty in the management and administration of the affairs of each Columbia Fund and in the use and preservation of its property and assets, and owed the duty of full and candid disclosure of all material facts thereto. Further, said defendants owed a duty to each of the Columbia Funds and their shareholders not to waste the funds' corporate assets and not to place their own personal self-interest above the best interest of the funds and their shareholders.

135. To discharge those duties, the Columbia Defendants, the John Doe Defendants, and the Advisor Defendants were required to exercise prudent supervision over the management, policies, practices, controls, and financial and corporate affairs of the Columbia Funds.

136. As alleged in this Complaint, each of the Columbia Defendants, the John Doe Defendants, and the Advisor Defendants breached his or its fiduciary duty by receiving excessive compensation or payments in connection with the timing schemes and other manipulative schemes as alleged in this Complaint.

137. As alleged above, each of the Columbia Defendants, the John Doe Defendants, and the Advisor Defendants also breached his or its fiduciary duty to preserve and not to waste the assets of the Columbia Funds and each of them by permitting or incurring excess charges and expenses to the Columbia Funds in connection with the Timer Defendants' timing scheme.

138. As a direct and proximate result of their wrongful conduct, the Columbia Funds suffered damages in connection with the acts and practices alleged in this Complaint.

COUNT VII
AIDING AND ABETTING BREACH OF FIDUCIARY DUTY
(Against the Timer Defendants)

139. Plaintiff incorporates by reference all paragraphs above.

140. The Timer Defendants knew of the existence and extent of the fiduciary duty between the Columbia Defendants, the John Doe Defendants, and the Advisor Defendants, and the Columbia Funds (for purposes of this Count the "Fiduciary Defendants"). The Timer Defendants knew that the acts of "timing" made by them on the Columbia Funds were manipulative devices and knew that these acts were a breach of the fiduciary duties owed to the Columbia Funds by the Fiduciary Defendants. The Timer Defendants maliciously, without justification and through unlawful means, aided and abetted and conspired with the Fiduciary Defendants in breaching their fiduciary

duties and provided substantial assistance and encouragement to the Fiduciary Defendants in violating their fiduciary duties in the manner and by the actions described in this Complaint.

141. The Timer Defendants are jointly and severally liable with the Fiduciary Defendants to the Columbia Funds for damages proximately caused by their aiding and abetting as alleged herein.

142. As a direct and proximate result of the Timer Defendants' wrongful conduct, the assets and value (including the NAV) of the Columbia Funds have been reduced and diminished and the corporate assets of the funds have been wasted.

COUNT VIII
CIVIL CONSPIRACY
(Against All Defendants)

143. Plaintiff incorporates by reference all paragraphs above.

144. The Defendants entered into an agreement or agreements or combinations with each other to accomplish by common plan the illegal acts described in this Complaint and by their actions demonstrated the existence of an agreement and combination.

145. The Defendants by their actions have manifested actual knowledge that a tortious or illegal act or acts was planned and their intention to aid in such act or acts.

146. The Acorn Trustees' conduct constituted willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.

147. The Defendants maliciously and intentionally conspired, combined and agreed with one another to commit the unlawful acts alleged in this Complaint or to

commit acts by unlawful means causing injury to Plaintiff and proximately causing injury and damages to the Plaintiff for which they are jointly and severally liable.

148. The Columbia Funds have suffered damages as a result of the wrongs and the conspiracy to commit such wrongs as alleged in the Complaint in an amount to be proved at trial.

WHEREFORE, Plaintiff prays for judgment as follows:

A. Removing each of the Trustees of each Columbia Acorn Fund named in this Complaint and replacing them with independent Trustees,

B. Rescinding the management contracts for the Columbia Funds with WAM and Columbia Advisor and replacing the managers,

C. Awarding monetary damages against all of the Defendants, jointly and severally, in favor of the Columbia Funds, for all losses and damages suffered as a result of the wrongdoings alleged in this Complaint, including punitive damages where appropriate, together with interest thereon,

D. Ordering Defendants to disgorge all profits earned on unlawful trading and all management fees earned during the period of such trading,

E. Awarding Plaintiff the fees and expenses incurred in this action, including reasonable allowance of fees for plaintiff's attorneys, and experts,

F. Granting Plaintiff such other and further relief as the Court may deem just and proper.

JURY TRIAL DEMANDED

Plaintiff hereby demands a trial by jury of all issues so triable.

DEUTSCH WILLIAMS BROOKS DERENSIS & HOLLAND, P.C.



Steven J. Brooks, BBO# 059140
Robert D. Hamilton, BBO# 552637
99 Summer Street
Boston, MA 02110

(617) 951-2300

Counsel:

CHIMICLES & TIKELLIS LLP

Nicholas E. Chimicles
Denise Davis Schwartzman
Timothy N. Mathews
361 W. Lancaster Avenue
Haverford, PA 19041
(610) 642-8500

Dated: March 23, 2004

DWLIB 154041v1
8334/00

VERIFICATION OF PLAINTIFF

Edward I. Segel and Iris Segel, the plaintiffs in the above styled action declare:

We purchased shares of the Columbia Acorn Fund in beginning Jan "00" and continue to hold such shares. We reviewed the Complaint and authorized counsel to file the Complaint. This action is not collusive to confer jurisdiction on the United States, which it would not otherwise have.

We declare the above to be true under the penalty of perjury.

Dated: 3/13/04

Edward I. Segel

Edward I. Segel

Iris Segel

Iris Segel

EXHIBIT A
MUTUAL FUNDS MANAGED BY
SUBSIDIARIES OF FLEETBOSTON

Fund Name
CMG Core Bond
CMG Enhanced S&P 500
CMG High Yield Bond
CMG International Stock
CMG Large Cap Value
CMG Mid Cap Growth
CMG Mid Cap Value
CMG Short Term Bond
CMG Small Cap
CMG Small Cap Growth
CMG Small Cap Value
CMG Small/Mid Cap
CMG Strategic Equity
Columbia Acorn A
Columbia Acorn B
Columbia Acorn C
Columbia Acorn International A
Columbia Acorn International B
Columbia Acorn International C
Columbia Acorn International Select A
Columbia Acorn International Select B
Columbia Acorn International Select C
Columbia Acorn International Select Z
Columbia Acorn International Z
Columbia Acorn Select A
Columbia Acorn Select B
Columbia Acorn Select C
Columbia Acorn Select Z
Columbia Acorn USA A
Columbia Acorn USA B
Columbia Acorn USA C
Columbia Acorn USA Z
Columbia Acorn Z
Columbia Asset Allocation A
Columbia Asset Allocation B
Columbia Asset Allocation C
Columbia Asset Allocation G
Columbia Asset Allocation T
Columbia Asset Allocation Z
Columbia Balanced A
Columbia Balanced B
Columbia Balanced C
Columbia Balanced D
Columbia Balanced Z
Columbia CA Tax-Exempt A
Columbia CA Tax-Exempt B
Columbia CA Tax-Exempt C
Columbia Common Stock A
Columbia Large Cap Growth G
Columbia Large Cap Growth T
Columbia Large Cap Growth Z
Columbia Large Company Index A
Columbia Large Company Index B
Columbia Large Company Index C
Columbia Large Company Index Z
Columbia Liberty A
Columbia Liberty B
Columbia Liberty C
Columbia Liberty Z
Columbia MA Intermediate Muni Bd A
Columbia MA Intermediate Muni Bd B
Columbia MA Intermediate Muni Bd C
Columbia MA Intermediate Muni Bd G
Columbia MA Intermediate Muni Bd T
Columbia MA Intermediate Muni Bd Z
Columbia MA Tax-Exempt A
Columbia MA Tax-Exempt B
Columbia MA Tax-Exempt C
Columbia Managed Municipals A
Columbia Managed Municipals B
Columbia Managed Municipals C
Columbia Managed Municipals Z
Columbia Mid Cap Growth A
Columbia Mid Cap Growth B
Columbia Mid Cap Growth C
Columbia Mid Cap Growth D
Columbia Mid Cap Growth G
Columbia Mid Cap Growth T
Columbia Mid Cap Growth Z
Columbia Mid Cap Value A
Columbia Mid Cap Value B
Columbia Mid Cap Value C
Columbia Mid Cap Value Z
Columbia National Municipal Bond A
Columbia National Municipal Bond B
Columbia National Municipal Bond C
Columbia National Municipal Bond D
Columbia National Municipal Bond Z
Columbia Newport Asia Pacific A
Columbia Newport Asia Pacific B
Columbia Newport Asia Pacific C
Columbia Newport Asia Pacific Z
Columbia Newport Greater China A
Columbia Newport Greater China B
Columbia Newport Greater China C
Columbia Newport Greater China Z
Columbia Newport Tiger A

Columbia Common Stock B
Columbia Common Stock C
Columbia Common Stock D
Columbia Common Stock Z
Columbia Contrarian Income A
Columbia Contrarian Income B
Columbia Contrarian Income C
Columbia Contrarian Income Z
Columbia Corporate Bond A
Columbia Corporate Bond B
Columbia Corporate Bond C
Columbia Corporate Bond Z
Columbia CT Intermediate Muni Bd A
Columbia CT Intermediate Muni Bd B
Columbia CT Intermediate Muni Bd C
Columbia CT Intermediate Muni Bd G
Columbia CT Intermediate Muni Bd T
Columbia CT Intermediate Muni Bd Z
Columbia CT Tax-Exempt A
Columbia CT Tax-Exempt B
Columbia CT Tax-Exempt C
Columbia Disciplined Value A
Columbia Disciplined Value B
Columbia Disciplined Value C
Columbia Disciplined Value G
Columbia Disciplined Value T
Columbia Disciplined Value Z
Columbia Dividend Income A
Columbia Dividend Income B
Columbia Dividend Income C
Columbia Dividend Income G
Columbia Dividend Income T
Columbia Dividend Income Z
Columbia Europe A
Columbia Europe B
Columbia Europe C
Columbia Europe Z
Columbia European Thematic Equity Z
Columbia Federal Securities A
Columbia Federal Securities B
Columbia Federal Securities C
Columbia Federal Securities Z
Columbia Fixed Income Securities A
Columbia Fixed Income Securities B
Columbia Fixed Income Securities C
Columbia Fixed Income Securities D
Columbia Fixed Income Securities Z
Columbia FL Intermediate Muni Bd A
Columbia FL Intermediate Muni Bd B
Columbia FL Intermediate Muni Bd C
Columbia Newport Tiger B
Columbia Newport Tiger C
Columbia Newport Tiger T
Columbia Newport Tiger Z
Columbia NJ Intermediate Muni Bd A
Columbia NJ Intermediate Muni Bd B
Columbia NJ Intermediate Muni Bd C
Columbia NJ Intermediate Muni Bd G
Columbia NJ Intermediate Muni Bd T
Columbia NJ Intermediate Muni Bd Z
Columbia NY Intermediate Muni Bd A
Columbia NY Intermediate Muni Bd B
Columbia NY Intermediate Muni Bd C
Columbia NY Intermediate Muni Bd G
Columbia NY Intermediate Muni Bd T
Columbia NY Intermediate Muni Bd Z
Columbia NY Tax-Exempt A
Columbia NY Tax-Exempt B
Columbia NY Tax-Exempt C
Columbia OR Municipal Bond A
Columbia OR Municipal Bond B
Columbia OR Municipal Bond C
Columbia OR Municipal Bond D
Columbia OR Municipal Bond Z
Columbia PA Intermediate Muni Bd A
Columbia PA Intermediate Muni Bd B
Columbia PA Intermediate Muni Bd C
Columbia PA Intermediate Muni Bd Z
Columbia Quality Plus Bond A
Columbia Quality Plus Bond B
Columbia Quality Plus Bond C
Columbia Quality Plus Bond G
Columbia Quality Plus Bond T
Columbia Quality Plus Bond Z
Columbia Real Estate Equity A
Columbia Real Estate Equity B
Columbia Real Estate Equity C
Columbia Real Estate Equity D
Columbia Real Estate Equity Z
Columbia RI Intermediate Muni Bd A
Columbia RI Intermediate Muni Bd B
Columbia RI Intermediate Muni Bd C
Columbia RI Intermediate Muni Bd G
Columbia RI Intermediate Muni Bd T
Columbia RI Intermediate Muni Bd Z
Columbia Short Term Bond A
Columbia Short Term Bond B
Columbia Short Term Bond C
Columbia Short Term Bond D
Columbia Short Term Bond G

Columbia FL Intermediate Muni Bd Z
Columbia Floating Rate A
Columbia Floating Rate Advantage A
Columbia Floating Rate Advantage B
Columbia Floating Rate Advantage C
Columbia Floating Rate Advantage Z
Columbia Floating Rate B
Columbia Floating Rate C
Columbia Floating Rate Z
Columbia Global Equity A
Columbia Global Equity B
Columbia Global Equity C
Columbia Global Thematic Equity Z
Columbia Growth & Income A
Columbia Growth & Income B
Columbia Growth & Income C
Columbia Growth & Income Z
Columbia Growth A
Columbia Growth B
Columbia Growth C
Columbia Growth D
Columbia Growth G
Columbia Growth Stock A
Columbia Growth Stock B
Columbia Growth Stock C
Columbia Growth Stock Z
Columbia Growth Z
Columbia High Yield A
Columbia High Yield B
Columbia High Yield C
Columbia High Yield D
Columbia High Yield Municipal A
Columbia High Yield Municipal B
Columbia High Yield Municipal C
Columbia High Yield Municipal Z
Columbia High Yield Opportunity A
Columbia High Yield Opportunity B
Columbia High Yield Opportunity C
Columbia High Yield Opportunity Z
Columbia High Yield Z
Columbia Income A
Columbia Income B
Columbia Income C
Columbia Income Z
Columbia Intermediate Bond A
Columbia Intermediate Bond B
Columbia Intermediate Bond C
Columbia Intermediate Bond Z
Columbia Intermediate Govt Income A
Columbia Intermediate Govt Income B
Columbia Intermediate Govt Income C
Columbia Intermediate Govt Income G
Columbia Intermediate Govt Income T
Columbia Short Term Bond T
Columbia Short Term Bond Z
Columbia Small Cap A
Columbia Small Cap B
Columbia Small Cap C
Columbia Small Cap G
Columbia Small Cap Growth Z
Columbia Small Cap T
Columbia Small Cap Value A
Columbia Small Cap Value B
Columbia Small Cap Value C
Columbia Small Cap Value Z
Columbia Small Cap Z
Columbia Small Company Equity A
Columbia Small Company Equity B
Columbia Small Company Equity C
Columbia Small Company Equity G
Columbia Small Company Equity T
Columbia Small Company Equity Z
Columbia Small Company Index A
Columbia Small Company Index B
Columbia Small Company Index C
Columbia Small Company Index Z
Columbia Strategic Income A
Columbia Strategic Income B
Columbia Strategic Income C
Columbia Strategic Income Z
Columbia Strategic Investor A
Columbia Strategic Investor B
Columbia Strategic Investor C
Columbia Strategic Investor D
Columbia Strategic Investor Z
Columbia Tax-Exempt A
Columbia Tax-Exempt B
Columbia Tax-Exempt C
Columbia Tax-Exempt Insured A
Columbia Tax-Exempt Insured B
Columbia Tax-Exempt Insured C
Columbia Tax-Managed Aggressive Gr A
Columbia Tax-Managed Aggressive Gr B
Columbia Tax-Managed Aggressive Gr C
Columbia Tax-Managed Aggressive Gr Z
Columbia Tax-Managed Growth I A
Columbia Tax-Managed Growth I B
Columbia Tax-Managed Growth I C
Columbia Tax-Managed Growth I E
Columbia Tax-Managed Growth I F
Columbia Tax-Managed Growth I Z
Columbia Tax-Managed Growth II A
Columbia Tax-Managed Growth II B
Columbia Tax-Managed Growth II C
Columbia Tax-Managed Growth II Z
Columbia Tax-Managed Value A

Columbia Intermediate Govt Income Z
Columbia Intermediate Tax-Ex Bd A
Columbia Intermediate Tax-Ex Bd B
Columbia Intermediate Tax-Ex Bd C
Columbia Intermediate Tax-Ex Bd G
Columbia Intermediate Tax-Ex Bd T
Columbia Intermediate Tax-Ex Bd Z
Columbia International Equity A
Columbia International Equity B
Columbia International Equity C
Columbia International Equity G
Columbia International Equity T
Columbia International Equity Z
Columbia International Stock A
Columbia International Stock B
Columbia International Stock C
Columbia International Stock D
Columbia International Stock Z
Columbia Large Cap Core A
Columbia Large Cap Core B
Columbia Large Cap Core C
Columbia Large Cap Core G
Columbia Large Cap Core T
Columbia Large Cap Core Z
Columbia Large Cap Growth A
Columbia Large Cap Growth B
Columbia Large Cap Growth C
Columbia Tax-Managed Value B
Columbia Tax-Managed Value C
Columbia Tax-Managed Value Z
Columbia Technology A
Columbia Technology B
Columbia Technology C
Columbia Technology D
Columbia Technology Z
Columbia Thermostat A
Columbia Thermostat B
Columbia Thermostat C
Columbia Thermostat Z
Columbia U.S. Treasury Index A
Columbia U.S. Treasury Index B
Columbia U.S. Treasury Index C
Columbia U.S. Treasury Index Z
Columbia Utilities A
Columbia Utilities B
Columbia Utilities C
Columbia Utilities Z
Columbia Young Investor A
Columbia Young Investor B
Columbia Young Investor C
Columbia Young Investor Z
Wanger Foreign Forty
Wanger International Small Cap Adv
Wanger Twenty
Wanger US Small Cap